Filed by Alberto-Culver Company
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.
(Commission File No. 1-5050)

The following was made available to employees of the Sally Beauty Company and Beauty Systems Group businesses of Alberto-Culver Company.

Merger Questions and Answers

For Employees of Sally Beauty Company and Beauty Systems Group

March 17, 2006

The answers below reflect our understanding of the current intentions and expectations with respect to the combined company for certain matters immediately after the closing. However, they are subject to change by Regis or Sally/BSG at any time, before or after the closing.

Will there be any changes to the health benefit plans (medical, dental, vision) due to the merger with Regis?

We anticipate that the existing Sally and BSG health benefit plans will continue through calendar year-end. A comprehensive study will be conducted to determine what makes sense for the larger combined organization beyond that date. We remain committed to providing a comprehensive set of benefit plans to remain competitive in the marketplace.

Will there be any changes to the Profit Sharing and 401(k) Plans due to the merger with Regis?

On the day of the merger there will not be any changes to the Sally/BSG 401(k) Plan. Regis or Sally/BSG will set up a new profit sharing plan for Sally/BSG employees, with relevant assets from the Alberto-Culver profit sharing plan to be transferred in shortly after closing. The two Sally/BSG retirement plans are expected to continue in their present form for some period of time following the merger with Regis. After the merger, all benefit plans will be reviewed to determine what makes the best sense for the larger organization going forward.

It is too early to tell which benefit plans and programs will change or will continue “as is.” A considerable amount of review and analysis will be required. Both the Sally/BSG and Regis organizations are committed to providing a comprehensive set of benefit plans to remain competitive in the marketplace.

Merger Questions and Answers

For Employees of Sally Beauty Company and Beauty Systems Group

March 17, 2006

Where will the money in the Alberto-Culver Profit Sharing Plan go? Will it be transferred to Regis? If so, when?

As mentioned above, a separate Profit Sharing Plan is being set up for Sally and BSG employees and the Sally/BSG 401(k) Plan will remain in effect. The monies in these two plans will remain with Prudential, just in plans separate from Alberto-Culver’s plans. The monies in our Profit Sharing and 401(k) Plans are held in retirement plan trust accounts managed by Prudential. By law, these funds cannot be held by an employer; therefore, no monies will be transferred. If our plans were ever merged with Regis’ plans, the monies would be transferred to new trust accounts at that time.

Will Profit Sharing continue in the future?

Some form of retirement plan(s) will be provided. It is too early to tell if the retirement plans will look exactly like the current 401(k) Plan and the current Profit Sharing Plan.

Will I have to close my 401(k) Plan and re-enroll after the merger?

No. Your current enrollment will continue. You can decide to change your contribution rate up or down, which you are free to do at anytime.

I am vested in the Profit Sharing Plan. After the merger can I cash it out or do I have to carry it over?

Balances in the Alberto-Culver Profit Sharing Plan with respect to Sally/BSG employees will be carried over to the new profit sharing plan to be set up by Regis or Sally/BSG. They may not be cashed out since in-service distributions are not permitted.

If an employee is not yet vested, can an employee take their money out?

No. The monies in the retirement plans, whether the funds are vested or not, remain in the plans and will roll over to any future plans that might be created. The vesting schedule applicable to your account balances before the merger will continue to apply to those balances after the merger.

I recently became eligible for benefits. Should I wait until after the merger or sign up now?

Sign up when you first become eligible for the plans you want to participate in.

Merger Questions and Answers

For Employees of Sally Beauty Company and Beauty Systems Group

March 17, 2006

Will we have a new administrator for health benefits? Will there be changes to the coverage and the employee costs for coverage?

On the date of the merger, United HealthCare will continue to be our provider and the plan provisions and costs are currently expected to remain the same through 12-31-06. Regis has recently conducted a major study to consolidate its benefit plans for their numerous prior acquisitions. It is too early to tell whether or not there will be any future changes to Sally and BSG health benefit plans.

Will the hours requirements for benefits change?

There is currently no plan to make any changes to these hours requirements.

I have a lot of vacation time accrued. Will I be able to cash this out following the merger?

No, the merger will not permit accrued vacation time to be cashed out. There is currently no plan to make any changes to vacation policy and administration.

Will Employee Handbooks come from Regis or from Sally/BSG?

We currently expect that they will continue to come from Sally/BSG.

How will Store Managers be paid: hourly, salaried, bi-weekly, semi-monthly?

There is currently no plan to make any changes to the payment timing for Store Managers.

Are the incentives and bonuses for Store Managers staying the same (ie. reward trips, scratch-offs, etc)?

There is currently no plan to make any changes to incentive and bonuses policies for Store Managers.

After the merger, will Sally stores be franchised the way Regis stores are?

Currently, there are no plans to introduce Sally franchised stores.

Merger Questions and Answers

For Employees of Sally Beauty Company and Beauty Systems Group

March 17, 2006

Are pay rates and vacation time going to change?

Our regular pay plans and vacation plans will continue unchanged immediately after the closing. Regis does not currently expect to change these plans, although it may consider changes to these plans, as well as any other compensation and benefits plans, following the closing as part of ongoing reviews of its business operations.

Will Regis change plans like sales commission plans and mileage reimbursements?

These plans will continue unchanged immediately after the closing. Regis does not expect to change these plans, although it may consider changes to these plans, as well as any other compensation and benefits plans, following the closing as part of ongoing reviews of its business operations.

Is Regis going to honor the tuition reimbursement program?

Currently, we expect to continue to honor the tuition reimbursement program.

What’s going to happen with long-term employees? Is our job secure?

Merging with Regis does not make a long-term employee’s job any more secure or any less secure. We must all perform well with good attendance to retain our jobs. Business conditions can change with or without Regis and Regis, like Sally and BSG, continually evaluates how best to optimize its business plan and may make changes to its operations and workforce over time. There are never any guarantees.

Will the dress code be changing?

No. It is business as usual.

Are we going to carry more name brand products?

Those decisions are yet to be determined based on changes, if any, in product offerings.

Will we stop selling hair color when the Regis merger is completed?

We will continue to operate our business as usual.

Merger Questions and Answers

For Employees of Sally Beauty Company and Beauty Systems Group

March 17, 2006

Will Regis employees get employee discounts at Sally/BSG stores? Will Sally/BSG employees get employee discounts at Regis?

Many Regis employees are hairdressers who are already entitled to professional discounts if they are on file as professionals at Sally or BSG stores.

At this time prior to the merger, no reciprocal “employee discounts” exist. The issue of “employee discounts” among the family of companies has not yet been determined. These issues are further complicated by the fact that some of the Regis companies are owned by franchisees, as are the stores in our Armstrong McCall Division.

No decisions on reciprocal discounts have been made at this time.

I am participating in the Alberto-Culver stock purchase program through payroll deductions. How will this program change following the merger?

Contributions by Sally/BSG employees to the stock purchase program for Alberto-Culver stock will end as of the closing date of the merger. Currently, fewer than 100 Sally/BSG employees actively participate in Alberto-Culver’s stock purchase program. We are researching how and when the shares of stock in the Alberto-Culver stock purchase program will be distributed to current and past Sally/BSG participants. We will advise further on this issue at a later date when we have more details.

Is Regis self-insured for their medical plan and workers compensation?

The Regis medical plan is self-insured using a third party administrator to administer claims, very similar to what Sally and BSG do.

Worker’s compensation varies greatly by state with various levels of deductibles (self-insurance) on claims with insurance layered on top for higher levels of claims.

Are the benefit plans and arrangements applicable to me subject to amendment or termination?

Yes. Regis, like Sally and BSG, continually evaluates how best to optimize its business plan and maintain a motivated and happy workforce. The plans that provide benefits to you are accordingly subject to modification and termination. The answers to the questions above reflect the current thinking with regard to the benefits discussed but are subject to change over time.

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Merger Questions and Answers

For Employees of Sally Beauty Company and Beauty Systems Group

March 17, 2006

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Regis Corporation and Alberto-Culver Company have entered into an agreement for the merger of Regis Corporation and the Sally Beauty Company business unit of Alberto-Culver Company and, in connection with this proposed transaction, will prepare and distribute a joint proxy statement/prospectus-information statement to the shareholders of Regis Corporation and Alberto-Culver Company. INVESTORS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to get the joint proxy statement/prospectus-information statement and all relevant documents filed by Regis Corporation and Alberto-Culver Company with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Regis Corporation, from Regis Corporation Investor Relations at 7201 Metro Boulevard, Minneapolis, MN 55439, (952) 947-7777 or investorrelations@regiscorp.com or, with respect to documents filed by Alberto-Culver Company, from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450-3145.

PARTICIPANTS IN THE SOLICITATION

The respective directors, executive officers and other members of management and employees of Regis Corporation and Alberto-Culver Company may deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the merger and the related transactions. Information concerning persons who may be considered participants in the solicitation of Regis Corporation’s and Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Regis Corporation and Alberto-Culver Company with the SEC and will be set forth in the joint proxy statement/prospectus-information statement when it is filed with the SEC.

Information concerning Regis Corporation’s participants in the solicitation is contained in Regis Corporation’s Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2005. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.